FAIRFAX News Release

Stock Symbol: FFH.SV (TSX); FFH (NYSE)

TORONTO, October 28, 2004

US$300 MILLION EQUITY ISSUE

(Note: All dollar amounts in this release are expressed in U.S. dollars.)

Fairfax Financial Holdings Limited has agreed to issue $300 million of subordinate voting shares (2,406,741 shares) to a number of institutional investors, including Markel Corporation ($100 million) and Southeastern Asset Management ($150 million), at today’s closing price of $124.65 per share. Fairfax intends to use the proceeds of this issue to purchase or redeem outstanding indebtedness from time to time, based on market conditions, and for general corporate purposes.

Closing of this share issuance is subject to approvals by requisite regulatory authorities, which are anticipated to be obtained before the end of 2004. Fairfax will file a supplement to its current shelf prospectus with applicable Canadian and U.S. securities regulatory authorities providing for the issuance of these additional shares.

Prem Watsa, CEO of Fairfax, commented: “Fairfax is raising significant equity at this time because of its high priority of improving its ratings and deleveraging significantly. A strong financial position with cash in excess of $600 million after this issue is the best way to handle uncertainty in our industry and in the economy generally. So when Steven Markel, Vice Chairman of Markel Corporation, with one of the best insurance company track records, and Mason Hawkins, founding partner of Southeastern Asset Management, one of our largest shareholders with one of the best investment track records, offered to buy shares, we took advantage of the opportunity.

The significant flexibility that this equity issue provides the holding company, together with the disciplined underwriting operations that we have built, our runoff expertise and our investment acumen, will allow us to recoup the 5% dilution to book value quite easily.”

Steven Markel, Vice Chairman of Markel Corporation, stated: “We have known Prem Watsa for more than 19 years, and we have the utmost confidence in Prem and his management team. We are delighted to participate in this capital raising, as we believe Fairfax is well on its way to increased profitability. This is among the largest equity investments that our company has ever made, and we expect that this transaction will produce the classic “win-win” for Markel and Fairfax.”

Mason Hawkins, founding partner of Southeastern Asset Management, added: “We welcome the opportunity to increase our investment in Fairfax and are delighted to be investing alongside Markel Corporation. In our many years of investing, we haven’t found or invested in any insurance company we respect more than Markel, both in terms of underwriting excellence and integrity at the top. A premier underwriter such as Markel making such a large investment in Fairfax is the ultimate statement about Fairfax’s business, management, balance sheet, and future opportunity. This investment increases Fairfax’s financial flexibility and will allow the company to maximize the growth in its intrinsic value per share over the next decade.”

Fairfax and Markel have also begun to explore opportunities for mutually beneficial transactions, including possible terms for a strategic alternative for Markel’s French reinsurance subsidiary.

Consistent with common practice, Fairfax will be filing an amendment to its current base shelf prospectus to restore the amount of securities which may be offered thereunder to $750 million.

A copy of the final prospectus supplement and related base shelf prospectus may be obtained from Bradley P. Martin, 95 Wellington Street West, Suite 800, Toronto, Canada M5J 2N7, phone: (416) 367-4941.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property, casualty and life insurance and reinsurance, investment management and insurance claims management.

For further information contact: Bradley P. Martin, Vice President, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946